UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name: THL Credit, Inc.

Address of Principal Office (No. & Street, City, State, Zip Code):

100 Federal Street, 31st Floor
Boston, MA 02110

Telephone Number (including area code): (800) 450- 4424

Name and address for agent for service of process:

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 1st day of June, 2009.

[SEAL]
THL Credit, Inc.

/s/ James K. Hunt
		By:	James K. Hunt
		Title:	Chief Executive Officer and Director

Attest:	Notary Seal
Title:	Notary